[redacted]

09040515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital West Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. Robinson, Suite 200
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Hintze 405-235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 1200, Oklahoma City, OK 73102 SEC
(Address) (City) (State) Mail Processing (Zip Code)
Section

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 27 2009

Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith D. Geary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital West Securities, Inc. (The "Company"), as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

AMY L. SHILLING NOTARY # 05010981 EXP. 12/05/09 PUBLIC STATE OF OKLAHOMA

Signature

President and Chief Executive Officer

Title

Notary Public

~~XXXXXXXXXXXXXX2009~~
March 25, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
211 N Robinson, Suite 1200N
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
www.GrantThornton.com

Report of Independent Certified Public Accountants

Board of Directors
Capital West Securities, Inc.

We have audited the accompanying statements of financial condition of Capital West Securities, Inc., an Oklahoma Corporation, as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital West Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
March 25, 2009

Capital West Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2008	2007
CASH AND CASH EQUIVALENTS	$ 555,758	$1,584,689
RECEIVABLES FROM CLEARING ORGANIZATIONS	467,417	618,099
SECURITIES OWNED - AT MARKET, pledged to clearing organization	3,812,872	566,318
ACCRUED INTEREST RECEIVABLE	43,598	1,876
INCOME TAXES RECEIVABLE	19,068	48,861
PROPERTY AND EQUIPMENT, net	319,399	33,031
GOODWILL, net	90,203	90,203
OTHER ASSETS	151,852	74,886
	$5,460,167	$3,017,963
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued liabilities and payables	$ 425,907	$1,005,288
Payable to clearing organizations	2,706,820	66,318
Total liabilities	3,132,727	1,071,606
COMMITMENTS AND CONTINGENCIES (note G)		
STOCKHOLDER'S EQUITY		
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	30,000	30,000
Additional paid-in capital	853,571	853,571
Retained earnings	1,443,869	1,062,786
	2,327,440	1,946,357
	$5,460,167	$3,017,963

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF OPERATIONS

Year ended December 31,

	2008	2007
REVENUES		
Commissions	**$10,601,922**	$ 5,797,719
Trading profits, net	**718,921**	306,628
Management and underwriting fees	**1,253,291**	2,288,396
Interest and dividends	**177,229**	94,088
Other	**474,522**	484,239
Total revenues	**13,225,885**	8,971,070
EXPENSES		
Employee compensation and benefits	**5,709,558**	6,898,045
Clearing, execution and account charges	**280,638**	375,455
Communications	**248,406**	245,325
Occupancy and equipment	**148,372**	199,440
Depreciation and amortization	**76,276**	17,160
Professional fees	**626,693**	241,973
Management fee	**3,532,433**	882,742
Advertising	**422,576**	172,969
Research	**204,629**	130,868
Interest expense	**224,310**	17,936
Other operating	**873,432**	595,925
Total expenses	**12,347,323**	9,777,838
EARNINGS (LOSS) BEFORE INCOME TAXES	**878,562**	(806,768)
INCOME TAX EXPENSE	**-**	9,443
NET EARNINGS (LOSS)	**$ 878,562**	$ (816,211)

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY

Years ended December 31, 2008 and 2007

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2007	$30,000	$853,571	$1,866,608	$2,750,179
Net loss	-	-	(816,211)	(816,211)
Contribution from Parent	-	-	12,389	12,389
Balance at December 31, 2007	30,000	853,571	1,062,786	1,946,357
Net Earnings	-	-	878,562	878,562
Distribution to Parent	-	-	(497,479)	(497,479)
Balance at December 31, 2008	$ 30,000	$853,571	$1,443,869	$2,327,440

The accompanying notes are an integral part of this statement.

Capital West Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2008	2007
OPERATING ACTIVITIES		
Net earnings (loss)	**$ 878,562**	$ (816,211)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities		
Depreciation and amortization	**76,276**	17,160
Deferred tax expense	**-**	16,422
Changes in operating assets and liabilities		
Receivable from clearing organization	**150,682**	216,811
Securities owned	**(3,246,554)**	(269,529)
Accrued interest receivable	**(41,722)**	(931)
Income taxes receivable	**29,793**	(48,861)
Other asset	**(76,966)**	(22,871)
Accrued liabilities and payables	**(579,381)**	(411,197)
Payable to clearing organization	**2,640,502**	(230,471)
Income taxes payable	**-**	(112,183)
Net cash used in operating activities	**(168,808)**	(1,661,861)
INVESTING ACTIVITIES		
Purchase of property and equipment	**(362,644)**	(25,449)
FINANCING ACTIVITIES		
Contribution from Parent	**-**	12,389
Distribution to Parent	**(497,479)**	-
Net cash (used in) provided by financing activities	**(497,479)**	12,389
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(1,028,931)**	(1,674,921)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,584,689**	3,259,610
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 555,758**	$ 1,584,689
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	**$ -**	$ 155,000
Cash paid for interest	**$ 224,310**	$ 17,936

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES

Capital West Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). Effective February 29, 2008, with the dissolution of Affinity Holding Corp., the Company became wholly owned by The Geary Companies, Inc. (the "Parent"). Prior to February 29, 2008, the Company was wholly owned by Affinity Holding Corp., which was wholly owned by the Parent.

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients (individual and institutional investors) a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma and Texas.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices.

1. Basis of Presentation

In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid investments with original maturities when acquired of three months or less to be cash equivalents. The Company maintains its cash in accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in cash and cash equivalents and believes it is not exposed to any significant risks. At December 31, 2008, the Company had bank balances of approximately $474,000 and $311,000 at two financial institutions. At December 31, 2007 the Company had bank balances of approximately $824,000, $587,000 and $211,000 at three financial institutions.

3. Receivables From and Payable to Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis resulting in receivables from and payables to the clearing organizations. At December 31, 2008, receivables from clearing organizations include deposits with clearing brokers and amounts withheld by the former clearing broker (see note G). At December 31, 2008, the payable to clearing organizations relates to the aforementioned transactions and is collateralized by securities owned by the Company. Such payable can be subject to interest changes pursuant to the clearing agreement.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

4. Securities Transactions

Securities transactions and related commission revenue and expense are recorded on the trade date as if they had settled. Management and underwriting fees are recorded at the time the services are completed and the income is reasonably determinable.

5. Securities Owned

Securities owned primarily consist of tax-exempt and corporate securities carried at fair value (see note F). At December 31, 2008, securities owned consisted of corporate equities with a fair value of $22,440 and tax exempt obligations with a fair value of $3,790,432. At December 31, 2007 securities owned consisted of corporate equities with a fair value of $291,861 and tax exempt obligations with a fair value of $274,457.

6. Property and Equipment

Major classes of property and equipment consist of the following at December 31:

	2008	2007
Office equipment and furniture	$ 275,526	$ 643,388
Software	7,370	11,571
Leasehold improvements	173,740	-
	456,636	654,959
Less accumulated depreciation and amortization	(137,237)	(621,928)
	$ 319,399	$ 33,031

Depreciation of property and equipment is calculated under an accelerated method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the term of the lease.

The Company reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate the asset might have become impaired. The review is based on comparing the carrying amount of the assets to the undiscounted estimated cash flows over the remaining useful lives. If this review indicates that an asset has been impaired, the Company records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

7. Goodwill

Goodwill is not amortized, but is reviewed annually for impairment and tested between annual evaluations if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No impairment of goodwill was required for the years ended December 31, 2008 or 2007.

8. Income Taxes

Effective August 9, 2007, Affinity Holding Corp. was acquired by the Parent, a subchapter S corporation. At that time, the Company and Affinity Holding Corp. made a qualifying subchapter S election. This election resulted in a change in tax status from taxable to nontaxable. Accordingly, income taxes on net earnings are not payable by the Company and are not reflected in the accompanying financial statements.

Prior to the election, the Company was included in Affinity Holding Corp.'s consolidated federal and state income tax returns. Income taxes were computed separately for the Company under provisions of SFAS 109, Accounting for Income Taxes.

Prior to August 9, 2007, deferred income taxes were provided to reflect the future tax consequences of the carryforwards and differences between the tax basis of assets and their reported amounts in the financial statements. Deferred income tax assets and liabilities were reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities were expected to be realized or settled. As changes in tax laws or rates were enacted, deferred income tax assets and liabilities were adjusted through the provision for income taxes. The classification of current and noncurrent deferred tax assets and liabilities was based primarily on the classification of assets and liabilities generating the difference.

9. Advertising Cost

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2008 and 2007 was approximately $423,000 and $173,000, respectively.

NOTE A – SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

10. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the provisions of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserves Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

11. Reclassifications

Certain reclassifications have been made in the 2007 financial statements to conform to the 2008 presentation.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification to the Securities and Exchange Commission.

At December 31, 2008, the Company had an aggregate indebtedness to net capital ratio of .66 to 1, with net capital of $1,109,832 which was $859,832 in excess of its required net capital of $250,000.

At December 31, 2007, the Company had an aggregate indebtedness to net capital ratio of .63, to 1, with net capital of $1,694,901 which was $1,444,901 in excess of its required net capital of $250,000.

NOTE C - INCOME TAXES

The qualified subchapter S election, effective August 9, 2007, resulted in a change in tax status from taxable to nontaxable (See note A8). The change in tax status resulted in the elimination of deferred tax liabilities and assets as of August 9, 2007 and a corresponding charge to operations.

NOTE C - INCOME TAXES - CONTINUED

Income tax expense consists of the following for the period from January 1, 2007 through August 9, 2007.

Current tax benefit	
Federal	$ (3,802)
State	(3,177)
	(6,979)
Deferred tax expense	16,422
Total income tax expense	$ 9,443

NOTE D - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer discretionary contributions. During 2008, discretionary contributions totaled approximately $51,000. During 2007, there were no discretionary contributions made.

In October 2003, Affinity Holding Corp. (Affinity) finalized a stock option agreement with certain employees of the Company whereby employees were provided an option (fully vested at the time of grant) to purchase shares of Affinity's common stock at an exercise price of $3 per share with a four-year life

In addition, in December 2003, Affinity finalized a stock option agreement with two key employees of the Company whereby the employees were provided an option (fully vested at the time of grant) to purchase shares of Affinity's common stock at an exercise price of $1 per share with a four-year life. All options were fully vested and were exercised in August 2007. There are no remaining options outstanding or authorized at December 31, 2008 and 2007.

NOTE D - EMPLOYEE BENEFITS - CONTINUED

The following summarizes information concerning Affinity's options outstanding under the plan for the year ended December 31, 2007:

	Shares	Weighted-average exercise Plan price
Outstanding at beginning of year	46,000	$ 1.62
Granted	-	-
Exercised	(46,000)	1.62
Forfeited	-	-
Outstanding at end of year	-	-

During 2002, Affinity implemented an employee stock ownership plan ("the Plan"). The Plan provided for Affinity to make contributions in either cash or common stock of Affinity on a discretionary basis. Company employees or directors who were 21 years of age or older and have completed one year of service were eligible to participate in the Plan. During 2007, the Plan was terminated and all of the shares in the Plan were purchased from the Plans participants by the Parent for approximately $511,000.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has a management agreement with the Parent for the Parent to provide, among other things, office space and management services and support. The Company agrees to pay the Parent, as base compensation for the services, a monthly management fee of up to $500,000. The agreement also provides for a reduction in the fee if regulatory net capital requirement would not be met. The management agreement's initial term ended December 31, 2008, and was renewed automatically for an additional one year term. Thereafter, the agreement automatically renews annually, unless terminated by either party or if certain events occur, as provided in the agreement. Approximately $3,532,000 and $883,000 was expensed under this agreement during 2008 and 2007.

During 2008, the Company made a distribution to the Parent in the amount of $497,479.

During 2007, the Parent made a cash contribution to the Company in the amount of $12,389.

NOTE E - RELATED PARTY TRANSACTIONS - CONTINUED

As a part of the Parent's debt agreement with a bank, the Company can not declare or make any cash, share or other dividends or distributions on any class of its shares other than for federal and state tax obligations of the Parent arising from their status as an S Corporation. Additionally, there are certain restrictions on loans to and payments of bonuses to certain key officers, directors or employees as defined in the debt agreement.

NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash and cash equivalents and receivables from and payable to clearing organizations, the carrying amount is a reasonable estimate of fair value due to their short-term nature. Securities owned are carried at fair value.

Effective January 1, 2008, the Company adopted the provisions of FAS No. 157 ("FAS 157"), "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Positions (FSP) No. 157-2, Effective Date of FASB Statement No. 157," the Company will delay application of FAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

FAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets carried at fair value effective January 1, 2008.

Securities Owned

U.S. Treasury securities and exchange-listed common stock are reported at fair value utilizing Level 1 inputs. Other owned securities are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value information from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, trading spreads, cash flows, developed yield curves, trading levels, trade and market data, credit information and the bond's terms and conditions, among other things.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Securities owned	$ 22,440	$3,370,432	$ -	$3,812,872

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and data information equipment under operating leases. Total rent expense in 2008 and 2007 was approximately $37,400 and $199,000, respectively.

Lease terms, excluding month-to-month arrangements, extend through 2011 and provide for payments as follows:

Year ending December 31	
2009	$ 5,608
2010	4,308
2011	3,949
	$ 13,865

NOTE G - COMMITMENTS AND CONTINGENCIES – CONTINUED

The Company is subject to market and credit risk in connection with security transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, monitoring the credit worthiness of the customers and requiring customers to deposit additional collateral or reduce positions when necessary.

In the normal course of business, the Company enters into when-issued and underwriting commitments. There were no such commitments at December 31, 2008.

A customer of the Company initiated an arbitration claim against the Company in 2005. The customer alleged that he suffered losses in his account and sought the recovery of actual damages and punitive damages in excess of $2,900,000. The Company vigorously defended the claim through an arbitration hearing in 2006. The NASD Arbitration Panel issued a nominal award of $9,900 to the customer and the Company immediately paid such award. Thereafter, in 2007, the customer unsuccessfully attempted to pursue a motion to vacate or modify the Panel's award through an action filed in the District Court of Oklahoma County. The court dismissed the customer's action to vacate or modify the award and the customer has since filed an appeal and such appeal is currently pending in the Oklahoma Court of Civil Appeals. Management's view, after consultation with outside counsel, is that any form of recovery by the customer will not have a material adverse effect on the Company's financial position or results of operations.

In 2008, the Company initiated a member-to-member arbitration case through FINRA's arbitration process against RBC Correspondent Services ("RBC"). The arbitration claim arises from the clearing relationship that existed between the Company and RBC that originated in 2007. The Company elected to exercise its right to terminate the clearing agreement with RBC based on material events of default in RBC's performance of its obligations under the clearing agreement including, but not limited to, issues associated with RBC's troubled back-office technological conversion in March 2008. The Company seeks to obtain a declaratory judgment (that RBC defaulted in its obligations) and money damages as a result of RBC withholding payment of funds owed to the Company. RBC denies default and has asserted a counterclaim against the Company, seeking to recover contractual termination fees of approximately $440,000. RBC has withheld and is currently holding funds of approximately $315,000 to satisfy any arbitration award that may be entered against the Company. At December 31, 2008 the

NOTE G - COMMITMENTS AND CONTINGENCIES – CONTINUED

Company has approximately $315,000 reported as receivables from clearing organization for these withheld funds. Discovery is ongoing at this time and the arbitration hearing is scheduled for August 2009. While the ultimate outcome of this arbitration proceeding is uncertain, management believes, after consultation with outside counsel, the Company will not be liable for the $440,000 termination fee.

During 2007, a customer retained counsel and demanded reimbursement of account losses of approximately $260,000. The Company agreed to participate in mediation with the customer, however since that time the customer has taken no steps to initiate mediation in this matter. Outside counsel for the Company has advised that at this state in the claim he cannot offer an opinion as to the probable outcome. The Company believes the claim is without merit and will vigorously defend its position.

In the normal course of business, there are other legal actions and proceedings pending against the Company. In management's opinion, after consultations with outside counsel, the ultimate liability, if any, resulting from these actions will not have a material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

Capital West Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

NET CAPITAL		
Total stockholder's equity from statement of financial condition		$2,327,440
Deductions and/or charges		
Nonallowable assets		
Goodwill	$ (90,203)	
Property and equipment	(319,399)	
Income taxes receivable	(19,068)	
Receivable from former clearing organizations	(367,418)	
Other assets	(151,852)	(947,940)
Net capital before haircuts on securities positions		1,379,500
Haircuts on securities positions		
Trading and investment securities	(236,847)	
Undue Concentrations	(32,821)	(269,668)
NET CAPITAL		$1,109,832
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$3,132,727
Exclude payable to clearing organization adequately collateralized by securities carried long		(2,526,567)
Add contingent liability not recorded in statement of financial condition, net of related nonallowable assets		125,170
TOTAL AGGREGATE INDEBTEDNESS		$ 731,330
NET CAPITAL REQUIREMENT		
Minimum capital required to be maintained (the greater of $250,000 or 1/15 of aggregate indebtedness)		$ 250,000
Excess net capital		$ 859,832
Excess net capital at 1000%		$ 859,832
Ratio of aggregate indebtedness to net capital		.66 to 1

Capital West Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

The Company filed, on March 10, 2009 an amended Financial and Operational Combined Uniform Single (FOCUS) report that contained the reconciliation and explanation of material differences between the amended report and the original report.

There are no material differences between the preceding computations and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2008, as amended.

Grant Thornton

Board of Directors
Capital West Securities, Inc.

Audit • Tax • Advisory
Grant Thornton LLP
211 N Robinson, Suite 1200N
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
www.GrantThornton.com

In planning and performing our audit of the financial statements of Capital West Securities, Inc. (the Company), as of and for the year ended December 31, 2008, we considered its internal control over financial reporting including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because if inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 25, 2009.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than theses specified parties.

Grant Thornton LLP

Oklahoma City, Oklahoma
March 25, 2009